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October 28, 2005

Division of Corporation Finance

United States Securities & Exchange Commission

Washington, D.C.  20549-3628

Re:

Allied Bancshares, Inc. Schedule 13E-3, File No. 005-80951; Preliminary Proxy Statement on Schedule 14A, File No. 000-51269

Dear Sirs:

This is to notify you that the reclassification transaction proposed to be undertaken by Allied Bancshares, Inc., as set forth in the above referenced Schedule 13E-3 and the above referenced Preliminary Proxy Statement on Schedule 14A, will not be undertaken at this time by Allied Bancshares.  The proposed amendment of the articles of incorporation of Allied Bancshares has been revoked by the board of directors, and the proposed shareholders meeting will not be held.  No proxy materials have been sent to the shareholders of Allied Bancshares.

The board of directors of Allied Bancshares has elected not to go forward with the reclassification transaction due to the recent extension by the Commission of the compliance date regarding the internal control over financial reporting requirements for non-accelerated reporting companies under the ‘34 Act.  Allied Bancshares believes that this latest extension will allow time for the Treadway Commission’s Committee of Sponsoring Organizations to develop its guidance for smaller public companies and will give the SEC’s Advisory Committee on Smaller Public Companies time to continue to study the issues related to the internal control over financial reporting requirements as regards smaller public companies.  The extension will allow Allied Bancshares not to incur the significant cost of compliance with the internal control over financial reporting requirements until further information and guidance is provided by the SEC as to the extent of the application of these requirements to non-accelerated filers.  Allied Bancshares hopes that the SEC will reduce the burdens for smaller companies.  In addition, Allied Bancshares understands that there have been some discussions at the Commission

October 28, 2005

regarding increasing the number of shareholders test for reporting company status.  For these reasons, the board of directors felt that it made sense not to go forward with the reclassification transaction at this time and wait and see whether the SEC will make some rule changes in this area.

If you need additional information regarding the decision by the board of directors of Allied Bancshares, please let me know.

Sincerely yours,

s/T. Treadwell Syfan

T. Treadwell Syfan

TTS/sj

cc:

Andrew K. Walker, President

Allied Bancshares, Inc.

Daniel F. Duchovny,

SEC Office of Mergers & Acquisitions

Endnotes